PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. provides
a Corporate and Operations Update

LAVAL, Quebec, CANADA - October 1st, 2009 - Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) is pleased to provide the following update on corporate activities and operations.

Production capacity recently increased by 50% to 90,000 kilograms

The Company is proud to announce it has recently completed the scaling-up of its production capacity at its Sherbrooke (Quebec) plant providing for a 50% increase of yearly output from 60,000 kilograms to at least 90,000 kilograms.

The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion were completed on schedule, at the end of the first quarter ended May 31st, 2009.  The ramp-up of the facility, which took place during the second quarter, impacted the results. Consequent to this one-time event, the Company anticipates that its consolidated revenues for the quarter ending August 31, 2009 will amount to approximately $1.4 million while consolidated EBITDA will approximately amount to a negative $1.6 million, reflecting among other things, more than $1 million spent on research and development activities.

During the ramp-up period, the sales and marketing team continued to fill orders and to secure volume commitments for the remainder of the year. As a result, the Company experienced a steady flow of orders from existing and new customers translating into increasing backlog. Utilizing its new capacity, the company expects to maintain very high operating rates going forward to meet current and forecasted increasing demand.

Litigation with Schiff Nutrition Group Inc.

On August 20th, 2009, Neptune received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, Neptune recently filed a response and counterclaims to the Schiff complaint in federal district court in Utah. Neptune denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay Neptune for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite Neptune’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:

Neptune Technologies & Bioressources Inc.
André Godin, C.A.
Vice-president Administration and Finance
450-687-2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

Disclaimer in regards to Forward-Looking Statements

 Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks,uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.